Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank's 2007 Annual Report now available at Scotiabank.com

    TORONTO, Dec. 19 /CNW/ - Scotiabank today announced that its 2007 Annual
Report is now available in PDF form on www.scotiabank.com.
    In addition, a Form 40-F report has been filed with the SEC. Both reports will be available on SEDAR and EDGAR as well as the Bank's website. Please visit the investor relations area of www.scotiabank.com and click the annual report menu to access the documents.
    Scotiabank shareholders will be sent printed copies of the Annual Report in early February. At the same time, copies will be sent to all major media outlets across Canada and an easy-to-navigate interactive version of the
Annual Report will be on Scotiabank's website. Shareholders may also receive a copy of the financial statements without charge upon request to the Secretary of The Bank of Nova Scotia, 44 King St. West, Toronto, Ontario, Canada M5H 1H1
or to corpaff(at)scotiabank.com. A limited number of additional copies will be available by calling (416) 866-3925.

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $412 billion in assets (as at October 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
    (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 15:41e 19-DEC-07